UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 333-74756
National City Auto Receivables Trust 2002-A

(Exact name of registrant as specified in its charter)
1900 East Ninth Street, Cleveland, Ohio 45202 (216) 222-2000

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
National City Auto Receivables Trust 2002-A
Class A-1, A-2, A-3, & A-4 Notes, Class B Notes & Class C Notes

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☒
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, National City Auto Receivables Trust 2002-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

National City Auto Receivables Trust 2002-A By: National City Bank, as Trust Administrator
Date: August 7, 2006	By:	/s/ Russell A. Cronin, Jr.

Russell A. Cronin, Jr. Senior Vice President